

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Patrick Lavelle
President and Chief Executive Office
VOXX International Corp
2351 J. Lawson Blvd.
Orlando, FL 32824

  Re: VOXX International Corp
    Form 10-K for the Fiscal Year Ended February 29, 2020
    Filed June 15, 2020
    File No. 001-09532

Dear Mr. Lavelle:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2020

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1. You attribute the changes in net sales and gross profit in each of your segments over the reporting periods to multiple factors. Please expand your discussion of the results of operations to quantify the amount of the changes contributed by each underlying factor that you identified. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

EBITDA, Adjusted EBITDA and Adjusted Diluted EBITDA per Common Share, page 44

2. Please tell us your consideration of the guidance in Questions 103.02 and 102.05 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of diluted adjusted EBITDA per common share as a non-GAAP financial measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services